601 Lexington Avenue New York, New York 10022
Joshua N. Korff
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4943 jkorff@kirkland.com	www.kirkland.com	(212) 446-4900

January 18, 2013

Via EDGAR and Hand Delivery

Jay Ingram

Legal Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Taminco Acquisition Corporation
Registration Statement on Form S-1
Filed December 3, 2012
File No. 333-185244

Dear Mr. Ingram:

On behalf of Taminco Acquisition Corporation, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 27, 2012, to Kurt Decat, Chief Financial Officer of the Company, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

General

1.	Staff’s Comment: Please identify your lead underwriter(s) in your next amendment. We will defer further review of your filing until this information is provided. See Item 501 (b)(8) of Regulation S-K.

Securities and Exchange Commission

January 18, 2013

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has included the names of the underwriters that the Company currently expects to be among the lead underwriters on the cover page of, and elsewhere in, Amendment No. 1.

2.	Staff’s Comment: Please be advised that we will process this filing and any amendments without a price range. Because the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

Response: The Company acknowledges the Staff’s comment and will include the requested information in the Registration Statement as promptly as practicable in a subsequent filing.

3.	Staff’s Comment: As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

Response: The Company acknowledges the Staff’s comment and will include the requested information in the Registration Statement as promptly as practicable in a subsequent filing. In addition, the Company confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus until it has included the requested information.

4.	Staff’s Comment: Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Response: In response to the Staff’s comment, the Company advises the Staff that Amendment No. 1 includes all artwork and other graphics that the Company currently intends to use in the prospectus.

5.	Staff’s Comment: Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

Securities and Exchange Commission

January 18, 2013

Response: The Company acknowledges the Staff’s comment and will request that FINRA call the Staff or provide the Staff with a letter indicating that FINRA has no objection to the underwriter compensation outlined in the Registration Statement.

Table of Contents, page i

6.	Staff’s Comment: Please remove the sentence in the first paragraph under the table of contents that advises investors to assume that information is accurate only as of the date on the front cover of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Response: In response to the Staff’s comment, the Company has removed the sentence in the first paragraph under the table of contents.

Market, Ranking and Other Industry Data, page ii

Trademarks, page ii

7.	Staff’s Comment: Please be advised that the prospectus summary must immediately follow the table of contents. Please revise to relocate this information to a more appropriate location in the prospectus.

Response: In response to the Staff’s comment, the Company has relocated the information described above to a more appropriate location in the prospectus.

8.	Staff’s Comment: We note the disclaimer that you have not independently verified the information in the sources and data used to provide the market and industry data, that you cannot assure investors as to the accuracy or completeness of this information, and that the data, including the beliefs and estimates on which it is based, may not be reliable. Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this language.

Response: In response to the Staff’s comment, the Company has revised the language described above on page 38.

9.	Staff’s Comment: Please delete the disclaimer stating that ADL does not make any warranty or assume any liability with respect to the reliance upon or use of any information or analysis disclosed in the ADL Report, and that opinions or conclusions reached in the ADL Report are dependent upon assumptions and conditions over which ADL has no control and may not occur. We note that ADL has provided its consent pursuant to Rule 436 of the Securities Act and is liable for the information that is attributed to it in the registration statement. Please also delete the statement in the third paragraph that “[t]here is no implied warranty of merchantability or fitness for a particular purpose to apply.”

Securities and Exchange Commission

January 18, 2013

Response: In response to the Staff’s comment, the Company has deleted the language described above.

10.	Staff’s Comment: We note your use of various industry and scientific statistics throughout the prospectus, including in your discussion of your strengths and strategy and in the section entitled “Industry Overview.” Please attribute these statements either to management’s belief, or, if the information is based upon other sources, such as the ADL Report, please clearly identify the source. For example, we note your statement on page 67 that you have the largest share of production capacity of the three producers of methylamines in North America, and your various statements noting that you are one of the top producers in the markets for your products, but you do not attribute these statements to any particular source. These are just examples. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.

Response: In response to the Staff’s comment, the Company has attributed the industry and scientific statistics either to management’s belief or upon other sources. The Company has also supplementally provided copies of the source materials marked to highlight the information relied upon and cross-referenced the appropriate location in the Registration Statement.

11.	Staff’s Comment: We note your frequent use of industry jargon and acronyms throughout the prospectus. Although you have included a glossary of terms in Appendix A, please provide context for such terms where they are first used so that an investor may understand your use of such terms. For example, in your Business disclosure, you note that certain segments produce certain amines, such as your disclosure on page 78 that you supply both MIPA and MEA. However, the importance of both MIPA and MEA to you, and the significance of your statements about such amines, is unclear. Without further context, the significance of your statement that you sell most M EA to one company, or that you are one of the leading global producers of MI PA, is unclear. Please revise your disclosure throughout your prospectus as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout its prospectus to provide further context as appropriate.

Prospectus Summary, page 1

12.	Staff’s Comment: We note your reference to “the Acquisition” however it does not appear that you include a description of the Acquisition in the Summary. Please include a brief description of the acquisition of Taminco Group Holdings S.à.r.l. by Apollo.

Response: In response to the Staff’s comment, the Company has included a brief description of the Acquisition by Apollo on page 7.

Securities and Exchange Commission

January 18, 2013

13.	Staff’s Comment: Please prominently disclose in the summary that following the completion of the offering you will be a controlled company. Please include a discussion of the applicable limitations and risks to an investor that will result from your status as a controlled company.

Response: In response to the Staff’s comment, the Company has included disclosure regarding its status as a controlled company and a discussion of the applicable limitations and risks to an investor on pages 7 and 8.

14.	Staff’s Comment: Please revise your disclosure on page three to explain what you mean by the use of the term “pure play,” including how this impacts your ranking as the world’s largest producer of alkylamines and alkylamine derivatives. Please also supplementally provide us with support for this statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 3. The Company has also supplementally provided support for this statement.

15.	Staff’s Comment: We note that you have included a detailed description of your strengths and strategy that is substantially identical to the disclosure found on pages 72-76. Please note that Item 503(a) of Regulation S-K instructs that the summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Please revise this section accordingly. Please also provide a balanced discussion by disclosing your risks, including the fact that your balance sheet is highly leveraged, with a level of detail similar to that contained in the revised discussion of your strengths.

Response: In response to the Staff’s comment, the Company has revised the summary of its strengths and strategy and risks on pages 4, 5, 6 and 7 and also revised its strengths and strategy discussion on pages 79 through 83.

16.	Staff’s Comment: We note your disclosure on page four regarding your joint venture with MGC Group. Please file a copy of your agreement with MGC Group as an exhibit to the registration statement or tell us why you do not believe you are required to file the agreement.

Response: In response to the Staff’s comment, the Company has revised page 84 to include additional disclosure on the joint venture agreement with MGC Group. The Company respectfully advises the Staff that the agreement otherwise contains customary terms and providing the agreement as an exhibit would not provide investors with any additional material information not currently included in the Registration Statement. In addition, the Company does not believe it is required to file the joint venture agreement as the Company’s investment in the joint venture was $9.0 million as of September 30, 2012, which it considers immaterial in relation to the Company’s total assets.

Securities and Exchange Commission

January 18, 2013

17.	Staff’s Comment: Please provide support for your statement on page five that you believe you have been maintaining industry leading margins throughout economic cycles, including which “industry” you are using for the comparison.

Response: In response to the Staff’s comment, the Company has supplementally provided the Staff with support for the above statement.

18.	Staff’s Comment: We note your disclosure on page 74 that the cash flow conversion method used to calculate the cash flow conversion rate for the specialty chemical industry “may be different from that of ADL.” Given the uncertainty, we do not believe it is appropriate to include this comparison as part of your disclosure. Please remove the disclosure or advise us as to why you believe such disclosure is appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 81 to clarify that the cash flow conversion rate is calculated based on EBITDA and derived from the ADL Report. The Company has also supplementally provided the Staff with support for the ADL cash flow conversion rate.

19.	Staff’s Comment: We note your disclosure that your company has significant equity ownership. However, we note your disclosure that executive officers and directors collectively own only 2.9% of your outstanding shares and the employees own 10% of the outstanding shares in the company before giving effect to the offering. Please explain why you believe this constitutes “significant equity ownership” and revise your disclosure as necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 81. In addition, the Company respectfully advises the Staff that the “over 10%” ownership by employees of outstanding shares before giving effect to the offering is inclusive of shares owned by executive officers, which it believes is a meaningful share for a sponsor-controlled company.

20.	Staff’s Comment: Please provide support for the statement on page seven that Apollo has completed 13 major transactions in the chemical industry, all with positive returns. Please also disclose the time period during which these transactions occurred.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 to disclose the time period in which the transactions occurred and has also provided support supplementally for the statement above.

Risk Factors, page 13

General

21.	Staff’s Comment: We note that some of your risk factor subheadings merely state facts about your business rather than describing the risk that is being discussed. For example:

Securities and Exchange Commission

January 18, 2013

•	Our debt agreements contain restrictions that limit our flexibility . . ., page 13;

•	We purchase our key raw materials and some of our equipment . . ., page 16;

•	Our new products and products under development . . ., page 17;

•	We are subject to risks inherent in foreign operations . . ., page 21; and

•	New production methods or ingredients could be developed in the future . . , page 22.

These are just examples. Please revise your risk factor subheadings generally to ensure that they reflect the risk you describe in the text.

Response: In response to the Staff’s comment, the Company has revised the risk factor subheadings generally to reflect the risk it describes in the text.

Our substantial indebtedness could adversely affect our financial health . . ., page 13

22.	Staff’s Comment: Please quantify the company’s annual debt service obligation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 14 to quantify its annual debt service obligation.

Our debt agreements contain restrictions that limit our flexibility . . ., page 13

23.	Staff’s Comment: We note your disclosure that you may be required to satisfy and maintain specific financial ratios under your senior secured credit facilities. Please revise your disclosure to state that you are required to comply with specific financial ratios under your revolving credit facility, as discussed on page 114, including any risk that you may not meet the specified financial ratio.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 15 to state that it is required to comply with specific financial ratios under its revolving credit facility.

Difficult and volatile conditions in the overall economy . . ., page 14

24.	Staff’s Comment: Please revise your disclosure to explain any material impact on your historical financial condition that has resulted from the recent global economic condition, including the current economic crisis in Europe.

Response: The Company respectfully advises the Staff that the economic crisis in Europe did not have a materially negative impact on its financial condition. Over the past three years, the Company’s Adjusted EBITDA has grown despite the challenging global economic conditions.

Securities and Exchange Commission

January 18, 2013

An increase in energy costs, in particular natural gas costs . . ., page 15

25.	Staff’s Comment: Please revise your disclosure to discuss any material impact on your financial condition that has resulted from recent fluctuations in the price of natural gas.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 17 to clarify that there has been no material impact on its financial condition that has resulted from recent fluctuations in the price of natural gas because of its ability to pass on any increases in the cost of natural gas to its customers through its CPT contracts.

We may not be able to pass on the costs of raw materials, energy or other inputs . .. ., page 17

26.	Staff’s Comment: We note that much of the disclosure in this risk factor is duplicative of the risk factor regarding your dependence on raw materials which begins on page 16. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has removed the duplicative disclosure on page 19.

27.	Staff’s Comment: We note your disclosure that you are able to pass on much of any increase in the cost of your raw materials to your customers through your CPT contracts. On page 52, however, you disclose that your decrease in net sales was due to declining raw material prices that were passed through to customers pursuant to such contracts. Please revise your disclosure here and elsewhere as appropriate to indicate that both increases and decreases in raw material costs are passed on to customers, and decreases in raw material costs may therefore result in decreased net sales. Please also disclose the percentage of your contracts that are CPT contracts.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 19.

28.	Staff’s Comment: We note your reference to various supply agreements, including your methanol supply agreement that expires in 2019. We also note your disclosure on page 16 that you purchase your key raw materials from a relatively limited number of sources. Please file any material supply agreements as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed the above-referenced methanol supply agreement as an exhibit to the registration statement, for which the Company has requested confidential treatment of certain portions of the agreement. In addition, the Company respectfully advises the Staff that it currently has no other supply agreements which it deems material and is required to be filed as exhibits to the Registration Statement.

Securities and Exchange Commission

January 18, 2013

Our permits, licenses, registrations or authorizations or those of our customers or distributors may be suspended . . ., page 23

29.	Staff’s Comment: We note that this risk factor appears to discuss multiple distinct risks. In addition to your need for various permits and licenses, we note that the risk factor addresses the regulation and classification of certain of your products under REACH, including the possibility of increased third party scrutiny, product liability litigation, and product substitution. Please revise this risk factor to present each distinct risk in a separate risk factor and ensure that the subheading for each risk factor reflects the actual risk that you discuss in the text.

Response: In response to the Staff’s comment, the Company has revised the risk factor on pages 24 and 25 to present each distinct risk in a separate risk factor and ensured that the subheading for each risk factor reflects the actual risk discussed.

Use of Proceeds, page 36

30.	Staff’s Comment: Please revise your disclosure to present the approximate amount that will be used to repay your indebtedness and the amount that will be used for other general corporate purposes. Please also disclose the interest rate and maturity of the indebtedness. If the indebtedness was incurred within one year, describe the use of the proceeds of such indebtedness. See Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the use of proceeds determination has not yet been finalized. The Company will update this disclosure as promptly as practicable in a subsequent filing.

Unaudited Pro Forma Financial Information, page 41

31.	Staff’s Comment: Please explain to us the reason for your presentation of the pro forma statement of operations for the last twelve-month period and how such presentation complies with Rule 11-02 of Regulation S-X.

Response: In response to the Staff’s comment, the Company respectfully submits that management considered the guidance included within Rule 11-02(c)(4) noting the Acquisition had a significant impact upon the normal operations of the Company. Specifically, the Company has recorded the adjustments necessary to reflect the acquired assets and assumed liabilities at fair value. Furthermore, additional agreements, such as the Management Agreement entered into with Apollo, had a material impact on the Company’s results of operations. Although reflected within the pro forma statement of operations for the year ended December 31, 2011, management believes that a reader of the registration statement would find the inclusion of the pro forma statement of operations for the last twelve-

Securities and Exchange Commission

January 18, 2013

month period, the related impact to the results of operations as well as the performance experienced by the Company during the current year useful during their consideration of the Company’s equity offering.

32.	Staff’s Comment: Please revise your narrative to state, if true, that your pro forma statement of operations exclude material non-recurring items directly attributable to the Acquisition.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 44 to state that its pro forma statement of operations excludes material non-recurring items as well as the increase of certain operating expenses directly attributable to the Acquisition.

Note (e), page 46

33.	Staff’s Comment: Please more fully explain to us and disclose your reasons for using a blended statutory tax rate of 40%, how this rate was determined and is factually supportable, and the reason that the tax effect of the pro forma adjustments excludes the adjustment of the share- based compensation expense in the pro forma statement of operations for the nine months ended September 30, 2012. Additionally, please more fully explain to us and disclose why the pro forma effective tax rate used is significantly different from the statutory tax rate.

Response: In response to the Staff’s comment, the Company has amended the computation and disclosures surrounding the pro forma tax adjustment to comply with Article 11 rule 11-02(b)(6). It confirms that it has applied the applicable statutory tax rate for the relevant jurisdiction related to the pro forma adjustment. The pro forma adjustments for share-based compensation expense and a portion of the transaction costs do not have a pro forma tax benefit since those items are not deductable in the underlying jurisdictions. Accordingly, they have been treated as permanent items which are impacting the overall pro forma effective tax rate.

Selected Financial Data, page 48

34.	Staff’s Comment: Please revise your narrative to clarify that the acquisition of Taminco Group Holdings S.à r.l. was consummated on February 15, 2012 and the results of the Successor includes the results of operations of the acquiree from the date of acquisition.

Response: In response to the Staff’s comment, the Company has revised the narrative on page 52.

Securities and Exchange Commission

January 18, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

Key Performance Indicators — Adjusted EBITDA, page 50

35.	Staff’s Comment: Please revise your table to provide net sales and Adjusted EBITDA for the period from January 1, 2012 to February 14, 2012 and the nine-month period ended September 30, 2012.

Response: In response to the Staff’s comment, the Company has revised the table on page 55 to provide net sales and Adjusted EBITDA for the period from January 1, 2012 to February 14, 2012 and the nine-month period ended September 30, 2012.

Volume, Product Mix and Pricing, page 51

36.	Staff’s Comment: Please revise your disclosure to explain how product mix affects your results of operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 55.

Results of Operations, page 52

Period from January 1, 2012 to February 14, 2012 (Predecessor Period) and Nine Months Ended September 30, 2012 (Successor Period) vs. Nine Months Ended September 30, 2011, page 53

37.	Staff’s Comment: Please revise your cost of sales narrative to quantify the percentage of cost of sales attributed to raw material and energy costs for each of the Predecessor Period, Successor Period and nine months ended September 30, 2011. Additionally, please quantify the percentage of cost of sales in the Successor Period attributed to both the inventory step- up and additional depreciation and amortization resulting from the acquisition.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and 57. The Company respectfully submits to the Staff that energy costs represent less than 5% of the cost of sales. Therefore, the Company has limited the revised disclosure to discussions regarding raw materials.

38.	Staff’s Comment: Please revise your narrative of selling, general and administrative expense to more fully explain the one-time management compensation expense in the Predecessor Period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57.

Securities and Exchange Commission

January 18, 2013

39.	Staff’s Comment: Please revise your narrative of other operating expense to quantify and describe the nature of the transaction costs related to the acquisition in the Successor Period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57.

Year Ended December 31, 2011 vs. Year Ended December 31, 2010, page 56 Year Ended December 31, 2010 vs. Year Ended December 31, 2009, page 56

40.	Staff’s Comment: In certain of your net sales narratives, on both a consolidated basis and by segment level, you state that fluctuations in net sales between periods were due to changes in sales prices and/or volumes sold. To the extent that you did not quantify the amount or percentage change due to changes in sales prices and/or volumes sold, please quantify each factor, where you identify it as being a reason for changes in your net sales from period-to-period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 60, 61 and 63.

41.	Staff’s Comment: Please expand your discussion of your operating results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

•	Quantify the percentage of cost of sales attributable to the underlying factors you have identified as the reasons for any significant fluctuations in cost of sales between periods;

•	Quantify and discuss the underlying factors you attribute to the changes in other operating expense as a percentage of net sales;

•	Quantify the reasons you have identified as being the most significant factors for the change in other non-operating (income)/expense between periods;

•	More fully discuss and quantify the reasons for significant differences between your effective tax rates and statutory tax rates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 60, 61 and 62.

Segment Level Financial Results, page 57

42.	Staff’s Comment: Please expand your narrative of net sales to quantify how much of the increase or decrease in segment level net sales was due to changes in volume sold and/or changes in sales prices, where you have identified that as being the reason for the fluctuation between periods.

Securities and Exchange Commission

January 18, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63.

43.	Staff’s Comment: Please revise your discussion to quantify the underlying factors you have identified as being the primary reasons for the changes in Adjusted EBITDA from period-to-period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64.

Liquidity and Capital Resources, page 59

General

44.	Staff’s Comment: Please revise your registration statement to disclose the significant provisions of your debt arrangements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 64 and 65.

45.	Staff’s Comment: To the extent that your senior secured credit facilities and/or your senior secured notes requires you to maintain compliance with significant financial covenants, please revise your registration statement to present the actual ratios/amounts in addition to the minimum/maximum ratios/amounts permitted at each reporting date. Such a presentation will allow investors to better understand your current status and ability to meet financial covenants. Refer to Section 501.13.c of the Codification of Financial Reporting Policies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65 to add the ratios applicable to the senior secured credit facilities. The Company respectfully advises the Staff that the senior secured notes and the Company’s recently issued senior PIK toggle notes are not subject to any financial ratio maintenance requirements.

46.	Staff’s Comment: Please expand your discussion of capital expenditures to disclose how much you intend to spend on capital expenditures in 2013.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65.

Cash Flows, page 60

Non-Current Interest-Bearing Loans and Borrowings, page 61

47.	Staff’s Comment: In the last paragraph of this section, you mention that cash used in financing activities for the years ended December 31, 2011, December 31, 2010 and

Securities and Exchange Commission

January 18, 2013

December 31, 2009 included interest paid on debt and credit facilities. Please explain to us how you determined that interest payments should be classified as a financing activity in your statements of cash flows. Refer to FASB ASC 230-10-45.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 67 and 68 and confirms that interest payments are not included within financing activities in the statement of cash flows.

Critical Accounting Policies, page 63 Share-Based Compensation, page 64

48.	Staff’s Comment: Please provide us and disclose a comprehensive discussion regarding the assumptions you used in your fair value determinations for equity transactions during the Successor Period. Specifically address the facts and circumstances, if any, which may have resulted in any changes in fair values during the period and the differences between those fair values relative to the anticipated IPO price.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 70.

Industry Overview, page 67

49.	Staff’s Comment: We note throughout this section that you list various companies that are “among” the “top global producers” for each of the markets for your products, and that for certain of the markets, you include yourself as a top global producer. Please explain how you determined which companies to include in the disclosure and whether you included all companies that fell into your selection criteria, or instead selected particular companies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 74, 75 and 76 to clarify the top companies in each end-market. The Company has also supplementally provided support for the statements regarding the top companies in each end-market.

Business, page 71

Our Company, page 71

50.	Staff’s Comment: To the extent applicable, please address the above comments relating to your Prospectus Summary.

Response: In response to the Staff’s comment, the Company has addressed the above comments relating to its Prospectus Summary.

51.

Staff’s Comment: We note your statement that eight of your products have accounted for more than 57% of your revenue. Please state for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products which

Securities and Exchange Commission

January 18, 2013

accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years. See Item 101(c)(1)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 78.

52.	Staff’s Comment: We note that you provide financial information for each of your segments for the year ended December 31, 2011 and the Pro Forma LTM Period. Please revise your disclosure to include the information required by Item 101(b) for each of the last three fiscal years.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 78 to add a cross-reference to the notes to its financial statements as permitted by Item 101(b) of Regulation S-K.

53.	Staff’s Comment: We note your disclosure regarding the volume generated from North America, Europe, and emerging markets. Please provide the information required by Item 101(d) of Regulation S-K for each of the last three fiscal years.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 53, 74 and 77 to clarify that the information relates to volume contributions by customers in those regions. In addition, the Company has added a cross-reference on page 78 to the notes to its financial statements as permitted by Item 101(d) of Regulation S-K regarding the Company’s financial information by geographic region.

History and Development, page 76

54.	Staff’s Comment: Please further describe the history of your business and the formation of your business through the carve-out from Union Chimique Belge. Please also describe the form of organization of the company. See Item 101(a) and 101(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 83.

Our Primary End-Markets, page 77

55.	Staff’s Comment: We note that the graphic on page 77 presents the main end-markets for each of your segments. However, certain of the end-markets, such as “Higher Amines” and “Solvents” do not appear to be end-markets but instead products that are used by end- markets. We further note that the chart on page 85 seems to more clearly present your end-markets. Please advise and revise accordingly.

Response: In response to the Staff’s comment, the Company has moved the graphic to page 78 and revised the lead-in sentence to clarify that the graphic pertains to the Company’s segment organization rather than specific end-markets.

Securities and Exchange Commission

January 18, 2013

56.	Staff’s Comment: Please clarify what you consider to be your “amines business” in your statement on page 78 that your “overall solvents business is considerably smaller than [y]our amines business.”

Response: In response to the Staff’s comment, the Company has clarified the disclosure on pages 84 and 85.

57.	Staff’s Comment: We note throughout your disclosure that you list various customers in each end-market, such as Nalco, General Electric, SNF Floerger and Arkema in the water-treatment end- market. Please advise how you determined which customers to include in your disclosure, whether by contribution to revenue or otherwise.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the customers are those that contribute the most to its revenue in each segment or end-market, as applicable.

Our Operations, page 84

58.	Staff’s Comment: Please revise your disclosure to provide support for your statement on page 84 that you are “the chosen partner for the largest and fastest growing customers in the industry.”

Response: In response to the Staff’s comment, the Company has revised the disclosure to support its statement on page 91.

Research and Product Development, page 85

59.	Staff’s Comment: Please revise your disclosure to provide support for your statement that you have experienced significant, resilient organic growth in revenue and Adjusted EBITDA in the recent past.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 92.

Management, page 93

60.	Staff’s Comment: Please revise your disclosure to provide the information required by Item 401 (e) of Regulation S-K for each of your directors and executive officers. For example, we note that the business experience during the past five years for Messrs. Yocum and Codell does not appear to be disclosed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 101.

61.	Staff’s Comment: We note that for each of your directors you state that the director was selected “due to the foregoing experience and qualifications.” Please revise your

Securities and Exchange Commission

January 18, 2013

disclosure to discuss on a director-by-director basis the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 101 and 102.

Executive Compensation, page 98

General

62.	Staff’s Comment: Please note that your registration statement is currently not in compliance with Item 11 (l) of Form S-1 because it does not include the information required by Item 402 of Regulation S-K for your most recently completed fiscal year. Notwithstanding the fact that you intend to provide the disclosure required by Item 402 for the 2012 fiscal year, as suggested by the numerous placeholders in this section, your next amendment must include the disclosure you were required to include this registration statement. We will defer review of the amendment if you continue to omit the 2011 compensation disclosure. See Instruction 1 to Item 402(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that it is currently preparing the 2011 compensation disclosure. Due to the fact that the 2011 compensation disclosure involves plans mandated by several non-U.S. jurisdictions, it is time consuming to translate and analyze. The Company will include the 2011 compensation disclosure as promptly as practicable in a subsequent filing.

Compensation Philosophy and Objectives, page 99

63.	Staff’s Comment: We note your disclosure that your historical practice is to review benchmark data on an annual basis to ensure executive compensation remains commensurate with the targeted percentile. Please identify the component companies in your peer group and disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has included additional disclosures regarding the Company’s peer group on page 106. The Company

Securities and Exchange Commission

January 18, 2013

respectfully advises the Staff that such disclosures do not reflect all companies used in the Company’s benchmarking analysis because the Company’s benchmarking data is based upon a composite peer group consisting of a large number of companies. By contrast to a traditional public company peer group, generally consisting of 20 to 30 peer group companies, since the Company was private during the 2012 fiscal year, the Company’s peer group is based upon a very broad set of public and private companies. The Company has updated to the disclosures to reflect examples of companies that are included in the composite peer group.

Pay Mix, page 100

Bonus, page 100

64.	Staff’s Comment: We note your disclosure that annual cash bonuses were based on specified EBITDA targets and Working Capital targets, but that you are not disclosing the specific targets. Please disclose the actual performance targets and payouts associated with meeting the performance targets. Please also disclose the actual results achieved by the company and how you evaluated the results to reach the actual payout. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed analysis supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has added the disclosures on page 108. In addition, the Company respectfully advises the Staff that as described in the Registration Statement, the Company plans to omit the disclosure of the specific performance targets for the 2012 fiscal year because disclosure of the specific targets would signal areas of strategic focus and give competitors harmful insight into the direction of its business, particularly since the Company was private during 2012. Moreover, the Company believes that the short-term objectives would run counter to both its compensation and business philosophy of focusing on long-term goals and, as a result, could result in confusion for investors.

Long-Term Equity-Based Compensation, page 101

65.	Staff’s Comment: Please explain the defined terms used in this section, such as “Sponsor,” “Good Leaver,” and “Bad Leaver.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 109.

Securities and Exchange Commission

January 18, 2013

2012 Equity Incentive Plan, page 102

66.	Staff’s Comment: Please file the Equity Incentive Plan as an exhibit to the registration statement. See Item 601(b)(10)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed the Equity Incentive Plan as an exhibit to the Registration Statement.

Employment Agreements and Severance and Change of Control Benefits, page 104

67.	Staff’s Comment: Please file copies of the employment agreements as exhibits to the registration statement. See Item 601 (b) (10) (ii) (A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed the employment agreements as exhibits to the Registration Statement.

Certain Relationships and Related Person Transactions, page 112

General

68.	Staff’s Comment: Please file the Investor Rights Agreement and the Management Consulting Agreement as exhibits to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed the Investor Rights Agreement and the Management Consulting Agreement as exhibits to the Registration Statement.

Management Investor Rights Agreement, page 112

69.	Staff’s Comment: Please disclose the specific rights that you and Apollo may exercise to purchase common stock in the event of certain transfers by the Management Holders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 119.

Management Consulting Agreement, page 112

70.	Staff’s Comment: We note your disclosure that the Management Consulting Agreement will terminate automatically upon a public offering of any class of equity securities of the Company Group meeting certain criteria. Please disclose whether the public offering contemplated by this registration statement would serve as an event triggering termination of the Management Consulting Agreement. To the extent the Agreement will terminate, please disclose the amount of the lump-sum payment that you will owe Apollo Management.

Securities and Exchange Commission

January 18, 2013

Response: In response to the Staff’s comment, the Company advises the Staff that the Company and Apollo Management are discussing the status of the termination fee post-offering. To the extent that Apollo Management will receive termination fees, the Company confirms that it will disclose the amount of any such fees as soon as practicable in a subsequent filing.

71.	Staff’s Comment: We note your disclosure that you have entered into certain transactions with entities that are owned by affiliates of Apollo. Please revise your disclosure to include all of the information required by Item 404 of Regulation S-K for each transaction, or advise us as to why disclosure is not required. Please also file any contracts with related persons as an exhibit if required by Item 601(b)(10)(ii)(A).

Response: In response to the Staff’s comment, the Company has revised the disclosure regarding transactions with affiliates of Apollo on page 120. The Company respectfully advises the Staff that no contracts are required to be filed with regards to these transactions under Item 601(b)(10)(ii)(A) since these transactions were made in the ordinary course of business of the Company and do not involve any contracts to which any directors, officers, promoters, voting trustees, security holders named in the Registration Statement or underwriters are parties.

Description of Indebtedness, page 114

72.	Staff’s Comment: Please file the Non-recourse Factoring Facility Agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed the Non-recourse Factoring Facility Agreement as an exhibit to the Registration Statement.

Audited Consolidated Financial Statements of Taminco Group Holdings S.a. r.l. (Predecessor), page F-1

Note 14. Income Taxes, page F-26

73.	Staff’s Comment: Please revise your rate reconciliation to provide the nature of the adjustment on the line item where you have referred to ASC 740-10.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-28. The line item where the Company referred to ASC 740-10 relates to the net changes to tax contingency accruals. The Company adjusted the description in the rate reconciliation accordingly. Furthermore, the Company has reclassified 5% on the rate reconciliation to reflect a decrease of the valuation allowance associated with deferred tax assets, which was recorded to reflect the temporary difference associated with the reserve for uncertain tax positions. The Company believes the 5% is more appropriately characterized as a decrease in the valuation allowance and not as a change in the reserves for uncertain tax positions. As a result, this change was reflected in the rate reconciliation.

Securities and Exchange Commission

January 18, 2013

Exhibits

74.	Staff’s Comment: Please file all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement becomes effective.

Response: The Company acknowledges the Staff’s request for all required exhibits to be filed and will file such exhibits in a timely manner in a subsequent filing.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff

Joshua N. Korff

cc:	Mr. Kurt Decat
Mr. Edward Yocum